SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated January 12, 2005

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20
3032 AC Rotterdam
The Netherlands

(Address of registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

Mittal Steel Company N.V. hereby incorporates this Report on Form 6-K by reference into its Registration Statement on Form F-4 (Registration No. 333-121220), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed by Mittal Steel Company N.V. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INDEX

Exhibit 1.1	Press Release dated January 12, 2005, in which Mittal Steel Company N.V. confirms that it has entered into preliminary discussions with Hunan Valin Steel & Iron Group Co. Ltd. concerning a potential business transaction.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITTAL STEEL COMPANY N.V.

Date: January 12, 2005	By:	/s/ Henk Scheffer

	Name:	Henk Scheffer

	Title:	Company Secretary

EXHIBIT INDEX

1.1	Press Release dated January 12, 2005, in which Mittal Steel Company N.V. confirms that it has entered into preliminary discussions with Hunan Valin Steel & Iron Group Co. Ltd. concerning a potential business transaction.